EXHIBIT 99.1

Volvo Penta Secures Order from South Korea

GOTEBORG, Sweden, March 10, 2005 (PRIMEZONE) -- Volvo Penta has secured an order from South Korea for more than 300 industrial diesel engines. The order is valued at approximately SEK 100 M.

The engines will be delivered this year and were ordered by South Korean company Hyundai Heavy Industry Co., which is now for the first time offering diesel-powered generating sets using Volvo Penta's engines.

The order comprises Volvo Penta's 12- and 16-liter diesel engines in the effective-output classes ranging from 400 kVA to slightly more than 600 kVA. The engines are produced at Volvo's engine plant in Skovde, Sweden.

The generating sets are primarily intended for the Chinese market. Volvo Penta's sales in South Korea are dominated by industrial engines. The value of the present order -- approximately SEK 100 M -- represents a considerable strengthening of operations in the region.

March 10, 2005

Volvo Penta is a world-leading and global manufacturer of engines and complete power systems for both marine and industrial applications with more than 5,000 dealers in over 130 countries. The engine program comprises diesel and gasoline engines with power outputs of between 10 and 2,000 hp. Volvo Penta is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  AB Volvo Penta
          Ann-Charlotte Emegard
          phone: +46 31 66 84 18
          e-mail: ann-charlotte.emegard@volvo.com